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Exhibit 99.(a)(5)(xxi)

2006 News Release

        For immediate release
July 11, 2006

Petro-Canada Increases Offer for Canada Southern Petroleum Ltd.
to $13.00 US Cash Per Share

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta — Petro-Canada today announced its wholly-owned subsidiary, Nosara Holdings Ltd. (Nosara), has increased its offer price payable for all of the common shares of Canada Southern Petroleum Ltd. (Canada Southern) to $13.00 US cash per share. All Canada Southern shareholders tendering their common shares will receive the increased offer price for their common shares, including shareholders who already tendered common shares to the prior Nosara offer.

The offer has also been extended until 7:00 p.m. (Mountain Daylight Time) on July 27, 2006, unless further extended or withdrawn. Petro-Canada has requested that Canada Southern waive the shareholder rights plan adopted by Canada Southern on May 24, 2006. If Canada Southern does not waive the Rights Plan, Petro-Canada will seek a hearing with the Alberta Securities Commission for an order to cease trading on any securities issued or to be issued in connection with the Rights Plan before the expiry time. The offer by Nosara is conditional upon the termination of the Rights Plan at or prior to the expiry time of the offer.

"We believe these Arctic assets will play an important role in the future development of northern Canadian natural gas," said Kathy Sendall, senior vice-president of Petro-Canada's North American Natural Gas business. "While we have no current development plan, any development of the Canadian Arctic would require considerable land consolidation. Acquiring this piece and removing the burden of the carried interest is an important step in that consolidation. As we've said before, as the controlling interest holder and as an established operator, it just makes sense that Petro-Canada would be in the best position to consolidate and develop these future resources."

Petro-Canada expects to mail a Notice of Variation and Extension for the amended offer to Canada Southern shareholders on July 12, 2006. Petro-Canada has been advised by the depository for the offer that a total of 54,988 common shares have been deposited to the offer as of July 11, 2006.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

For more information please contact:

Media & general inquiries: Michelle Harries Corporate Communications Petro-Canada (Calgary)	Investor and analyst inquiries: Gord Ritchie Investor Relations Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7691
Cell: (403) 608-4766	Cell: (403) 870-7374 Pam Tisdale Investor Relations Petro-Canada (Calgary) Tel: (403) 296-4423 Cell: (403) 606-3982

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  Exhibit 99.(a)(5)(xxi)